Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: May 06, 2011

To: All Canadian Securities Regulatory Authorities

Subject: YUKON-NEVADA GOLD CORP (AMENDED)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	**25-05-2011 (AMENDED)**
Record Date for Voting (if applicable) :	**25-05-2011 (AMENDED)**
Beneficial Ownership Determination Date :	**25-05-2011 (AMENDED)**
Meeting Date :	**29-06-2011 (AMENDED)**
Meeting Location (if available) :	#900, 688 West Hastings Street Vancouver, BC V6B 1P1

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON SHARES	98849Q101	CA98849Q1019

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for YUKON-NEVADA GOLD CORP